[Deutsche Bank Securities Inc. Letterhead]

July 15, 2013

Via Electronic Submission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: WhiteHorse Finance, Inc.; Registration Statement on Form N-2; Registration File No. 333-187805

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Deutsche Bank Securities Inc., Keefe, Bruyette & Woods, Inc. and Citigroup Global Markets Inc., as representatives of the several Underwriters, hereby join in the request of WhiteHorse Finance, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 16, 2013 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)   Date of preliminary prospectus: July 15, 2013

(ii)   Date(s) of distribution: Commencing July 16, 2013

(iii)   Number of prospective underwriters to whom the preliminary prospectus will be furnished: 7

(iv)   Number of prospectuses to be distributed: approximately 3,966

(v)   We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
KEEFE, BRUYETTE & WOODS, INC.
CITIGROUP GLOBAL MARKETS INC.

By: Deutsche Bank Securities Inc.

By:	/s/ Anguel Zaprianov
Name: Anguel Zaprianov
Title: Managing Director

By:	/s/ Adam Raucher
Name: Adam Raucher
Title: Director